Exhibit 99.1

News Release

2018-52

Contact

Dianne VanBeber

Vice President, Investor Relations

Dianne.vanbeber@intelsat.com

+1 703 559 7406 (o)

+1 703 627 5100 (m)

Intelsat Announces Third Quarter 2018 Results

•	Third quarter revenue of $536.9 million; $511.9 million excluding effects of revenue recognition rules (ASC 606)

•

Third quarter net loss attributable to Intelsat S.A. of $374.6 million after $204.1 million primarily non-cash loss on early retirement of debt and $107.9 million primarily non-cash provision for income taxes

•	Third quarter Adjusted EBITDA of $416.3 million or 78 percent of revenue; $390.0 million or76 percent of revenue excluding effects of ASC 606

•	September 30, 2018 contracted backlog of $8.4 billion, or $7.3 billion excluding the effects of ASC 606

•	2018 guidance maintained, with the exception of a reduction in our guidance for 2018 Capital Expenditures

Luxembourg, 30 October 2018

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite communications, today announced financial results for the three months ended September 30, 2018.

Intelsat reported total revenue of $536.9 million and net loss attributable to Intelsat S.A. of $374.6 million for the three months ended September 30, 2018.

In the first quarter of 2018, we adopted the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). As a result of the adoption of ASC 606, total revenue for the three months ended September 30, 2018 reflects $25.1 million primarily related to the significant financing component identified in our customer contracts.

Total revenue excluding the effects of ASC 606 was $511.9 million for the three months ended September 30, 2018.

Intelsat S.A.

4 rue Albert Borschette, L-1246 Luxembourg www.intelsat.com T +352 2784-1600

R.C.S. Luxembourg B 162135

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of $411.5 million and Adjusted EBITDA1 of $416.3 million, or78 percent of revenue, for the three months ended September 30, 2018. Total Adjusted EBITDA excluding the effects of ASC 606 was $390.0 million, or 76 percent of revenue, for the three months ended September 30, 2018. Free cash flow used in operations1 was $15.7 million.

Intelsat’s Chief Executive Officer, Stephen Spengler, said, “During the third quarter, Intelsat made important progress on its operational and financial goals. Our stable financial results reflect a continuation of recent trends. Operationally, a major milestone was the successful launch of Horizons 3e, completing the global footprint of our high-throughput satellite fleet. The Intelsat EpicNG fleet powers new services in wireless network extensions, in-flight passenger broadband connectivity, broadband services for maritime fleets and high definition video from small aeronautical surveillance platforms. In the past weeks, we introduced the Intelsat FlexExecSM managed service for the business jet segment, complementing our previously announced government and maritime managed service platforms that leverage the Intelsat EpicNG network.

“Further, since July 1 we completed $4.2 billion in capital markets transactions, achieving an improved maturity profile for our capital structure. This, combined with our operational progress, allows us to advance our business goals.

Spengler concluded, “The Comment Phase of the U.S. Federal Communications Commission C-band proceeding ended yesterday, a major milestone as we continue to advance our proposal. The formation of the C-Band Alliance, announced earlier this month, demonstrates that the continental U.S. C-band satellite operators are in full agreement on the technical and operational steps necessary to clear 200 MHz of spectrum over the course of the next 18 to 36 months. We will continue to advocate for our breakthrough, market-based approach that is the best path to protecting incumbents while repurposing spectrum that will accelerate 5G deployment and innovation in the U.S.”

Third Quarter 2018 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network services revenue was $199.0 million (or 37 percent of Intelsat’s total revenue) for the three months ended September 30, 2018, a decrease of 6 percent compared to the three months ended September 30, 2017. There was an immaterial effect from ASC 606 on our network services revenue.

Media

Media revenue was $233.1 million (or 44 percent of Intelsat’s total revenue) for the three months ended September 30, 2018, a decrease of 2 percent compared to the three months ended September 30, 2017. Excluding the effects of ASC 606, media revenue was $216.4 million for the three months ended September 30, 2018, a decrease of 9 percent compared to the three months ended September 30, 2017, a period which benefitted from $13.5 million in revenue related to the partial termination of a contract.

Government

Government revenue was $98.4 million (or 18 percent of Intelsat’s total revenue) for the three months ended September 30, 2018, an increase of 16 percent compared to the three months ended September 30, 2017. Excluding the effects of ASC 606, government revenue was $90.1 million for the three months ended September 30, 2018, an increase of 7 percent compared to the three months ended September 30, 2017.

Average Fill Rate

Intelsat’s average fill rate on our approximately 1,825 36 MHz station-kept wide-beam transponders was 79 percent at September 30, 2018, compared to 80 percent as of June 30, 2018. In addition, at September 30, 2018 our fleet included approximately 1,150 36 MHz units of high-throughput Intelsat EpicNG capacity, stable as compared to June 30, 2018.

Satellite Launches

Intelsat successfully launched two satellites on September 25, 2018. Intelsat 38, a satellite jointly built with Azerbaijan’s commercial satellite operator, Azercosmos, will provide media and broadband services in Central and Eastern Europe, Africa, and Asia. The Horizons 3e satellite, Intelsat’s joint venture satellite with Japan’s leading satellite operator, SKY Perfect JSAT Corporation, completes the initial buildout of the Intelsat EpicNG global high-throughput network, providing service coverage in the Asia-Pacific region. Both satellites are expected to enter service in the first quarter of 2019.

Contracted Backlog

At September 30, 2018, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $8.4 billion, including approximately $1.1 billion attributable to ASC 606. Excluding the effects of ASC 606, contracted backlog was $7.3 billion, as compared to $7.5 billion at June 30, 2018.

Capital Markets Activities

In August 2018, our subsidiary, Intelsat Connect Finance S.A. (“ICF”), completed an offering of $1.25 billion aggregate principal amount of 9.5% Senior Notes due 2023, which are guaranteed by our subsidiaries, Intelsat Envision Holdings LLC (“Intelsat Envision”) and Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”). ICF used the net proceeds from the offering to repurchase or redeem all $731.9 million outstanding aggregate principal amount of ICF’s 12.5% Senior Notes due 2022, to repurchase approximately $448.9 million aggregate principal amount of our subsidiary, Intelsat Jackson Holdings S.A.’s (“Intelsat Jackson”), 7.25% Senior Notes due 2020 (the “2020 Jackson Notes”) and $30.0 million aggregate principal amount of other unsecured notes of Intelsat Jackson, and to pay related fees and expenses.

Also in August 2018, ICF and Intelsat Envision completed debt exchanges receiving new notes issued by Intelsat Luxembourg, that mature in August 2026 and have an interest rate of 13.5%, in exchange for $1.58 billion aggregate principal amount of Intelsat Luxembourg’s 7.75% Senior Notes due 2021 that were previously held by ICF and Intelsat Envision.

In September 2018, Intelsat Jackson completed an offering of $2.25 billion aggregate principal amount of 8.5% Senior Notes due 2024 (the “2024 Jackson Senior Unsecured Notes”). The notes are guaranteed by certain subsidiary and parent entities of Intelsat Jackson. The net proceeds from the offering were used to repurchase through a tender offer and redeem all the $1.75 billion aggregate principal amount outstanding of 2020 Jackson Notes, to repurchase and redeem approximately $441.3 million aggregate principal amount of Intelsat Jackson’s 7.5% Senior Notes due 2021 (the “2021 Jackson Notes”) in September 2018 and October 2018, and to pay related fees and expenses.

In October 2018, Intelsat Jackson completed an add-on offering of $700 million aggregate principal amount of its 2024 Jackson Senior Unsecured Notes. The net proceeds from the add-on offering, together with cash on hand, were used to repurchase and redeem all the remaining approximately $708.7 million aggregate principal amount outstanding of 2021 Jackson Notes, and to pay related fees and expenses.

Internal Tax Reorganization

In July 2018, we implemented a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries in order to enhance our ability to efficiently transact business (the “2018 Reorganization”). These transactions are fully accounted for in the three months ended September 30, 2018, the cumulative effect of which are reflected in the $107.9 million non-cash provision for income taxes.

C-band Proceeding at the U.S. Federal Communications Commission (“FCC”)

On October 29, 2018, Intelsat submitted three comment filings in response to the Notice of Proposed Rule Making (NPRM) issued by the FCC, GN Docket No. 18-122. The filings detail our position with respect to FCC questions regarding proposals to repurpose certain C-band spectrum. For additional details regarding our October 29, 2018 FCC comment filings, see our Quarterly Commentary.

Financial Results for the Three Months Ended September 30, 2018

On-Network revenues generally include revenue from any services delivered via our satellite and ground network. Off-Network and Other Revenues generally include revenue from transponder services, mobile satellite services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other revenues also include revenue from consulting and other services and sales of customer premises equipment.

Total revenue for the three months ended September 30, 2018 decreased by $1.8 million as compared to the three months ended September 30, 2017. Excluding the impact of ASC 606 adjustments, total revenue for the three months ended September 30, 2018 decreased by $26.9 million, or 5 percent, as compared to the three months ended September 30, 2017. By service type, our revenues increased or decreased due to the following:

Total On-Network Revenues decreased by $6.1 million to $490.5 million as compared to the three months ended September 30, 2017. Excluding the $25.3 million attributable to ASC 606, total on-network revenues declined by $31.4 million, or 6 percent, to $465.1 million due to the following:

•

Transponder services reported an aggregate increase of $8.6 million, of which $23.7 million is attributable to ASC 606 adjustments. Excluding the impact of ASC 606 adjustments, the resulting decrease of $15.1 million is primarily due to an $8.8 million net decrease in revenue from network services customers and a $5.2 million decrease in revenue from media customers. The decrease in network services revenue was mainly related to declines for wide-beam wireless infrastructure and enterprise services due to non-renewals and service contractions, and fewer collections from cash-basis customers in the three months ended September 30, 2018 as compared to the prior year period. These declines were partially offset by increases for maritime and aeronautical mobility applications. The decrease in media revenue resulted primarily from $3.1 million in non-renewals and volume reductions from certain customers in the North America region, as well as transfers of services to off-network capacity.

•

Managed services revenue of $97.6 million, which includes $1.6 million attributable to ASC 606 adjustments related to the media business, reflects an aggregate decrease of $14.3 million as compared to the three months ended September 30, 2017. Excluding the effects of ASC 606, managed services revenue declined by $15.8 million, primarily due to a decrease of $14.8 million in revenue from media customers which included $13.5 million in advanced payments forfeited and fees related to a partial customer contract termination in the three months ended September 30, 2017 with no comparable amounts in the three months ended September 30, 2018, and a $1.6 million decline in managed media occasional use services. Managed services for network services applications declined by $1.4 million due to point-to-point trunking applications for customers in Europe and Africa which are switching to fiber alternatives. Managed network applications for government customers also decreased by $1.2 million due to pricing reductions. These declines were partially offset by an increase of $1.9 million in revenue from network services customers largely related to mobility applications.

Total Off-Network and Other Revenues reported an aggregate increase of $4.2 million, or an increase of 10 percent, to $46.4 million, as compared to the three months ended September 30, 2017. There were no significant adjustments attributable to ASC 606.

•	Transponder, MSS and other Off-Network services reported an aggregate increase of $4.1 million, due primarily to an increase in third-party managed services sold to government customers.

•	Satellite-related services revenue was $8.8 million, representing an aggregate increase of $0.2 million.

For the three months ended September 30, 2018, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

•

Direct costs of revenue (excluding depreciation and amortization) increased by $4.7 million, or 6 percent, to $83.3 million for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017. The increase was primarily due to higher costs of third-party capacity for off-network services related to government and media customers, and $1.5 million in higher staff-related expenses.

•

Selling, general and administrative expenses decreased by $5.3 million, or 11 percent, to $42.9 million for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017. The decrease was mainly due to a decline of $4.1 million in bad debt expense due to improved collections in the Africa and Middle East region, and a $2.7 million decrease in staff-related expenses, primarily associated with lower share-based compensation, partially offset by an increase of $2.1 million in professional fees related to the 2018 Reorganization.

Depreciation and amortization expense decreased by $5.3 million, or 3 percent, to $173.4 million, as compared to the three months ended September 30, 2017. The decrease was primarily related to a number of satellites becoming fully depreciated during the period, offset partially by new satellite and ground segment assets placed into service.

Interest expense, net consists of the interest expense we incur, together with gains and losses on interest rate cap contracts (which reflect the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction.

Interest expense, net increased by $37.9 million, or 14 percent, to $299.8 million for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017. The increase in interest expense, net was principally due to an increase of $28.9 million related to the significant financing component identified in customer contracts in accordance with ASC 606. In addition, interest expense, net increased by $7.2 million, primarily driven by our new debt issuances and amendments to our senior secured credit facility with higher interest rates (partially offset by certain debt repurchases in 2017 and 2018), and an increase of $7.6 million from lower capitalized interest primarily resulting from decreased levels of satellites and related assets under construction. The increases were also partially offset by a decrease of $5.3 million corresponding to the increase in fair value of the interest rate cap contracts we entered into in 2017 and hold.

The non-cash portion of total interest expense, net was $37.1 million for the three months ended September 30, 2018, due to the amortization of deferred financing fees, amortization and accretion of discounts and premiums, and interest expense related to the significant financing component identified in customer contracts in accordance with ASC 606, as well as the gain offset from the increase in the fair value of interest rate cap contracts we hold.

Loss on early extinguishment of debt was $204.1 million for the three months ended September 30, 2018, as compared to a loss of $4.6 million for the three months ended September 30, 2017. The loss of $204.1 million consisted of the difference between the carrying value of debt repurchased and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt discount or premium, if applicable, and unamortized debt issuance costs.

Other income, net was $0.8 million for the three months ended September 30, 2018, as compared to other income, net of $2.7 million for the three months ended September 30, 2017. The decrease of $1.9 million was primarily related to a $3.6 million increase in foreign currency loss largely related to our business conducted in Brazilian reais.

Provision for income taxes increased by $109.1 million to $107.9 million for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017. The increase was principally due to additional tax for our U.S. subsidiaries as a result of the 2018 Reorganization that was implemented in the three months ended September 30, 2018.

Cash paid for income taxes, net of refunds, totaled $13.7 million and $11.4 million for the three months ended September 30, 2018 and 2017, respectively.

Net Income (Loss), Net Income (Loss) per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $374.6 million for the three months ended September 30, 2018, compared to net loss attributable to Intelsat S.A. of $30.4 million for the same period in 2017.

Net loss per diluted common share attributable to Intelsat S.A. was $2.74 for the three months ended September 30, 2018, compared to net loss per diluted common share of $0.26 for the same period in 2017.

EBITDA was $411.5 million for the three months ended September 30, 2018, compared to $414.6 million for the same period in 2017.

Adjusted EBITDA was $416.3 million for the three months ended September 30, 2018, or 78 percent of revenue, compared to $420.5 million, or 78 percent of revenue, for the same period in 2017. Excluding the effects of ASC 606, Adjusted EBITDA declined by 7 percent to $390.0 million, or 76 percent of revenue, in the third quarter of 2018 as compared to the same period in 2017. Please see the table below for further detail of the impacts on Adjusted EBITDA as a result of ASC 606.

Free Cash Flow From (Used In) Operations

Net cash provided by operating activities was $36.1 million for the three months ended September 30, 2018, and free cash flow used in operations was $15.7 million for the same period. Free cash flow from (used in) operations is defined as net cash provided by (used in) operating activities, and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payments for satellites from financing activities. Payments for satellites and other property and equipment from investing activities during the three months ended September 30, 2018 was $55.6 million.

Financial Outlook 2018

•	Intelsat reaffirmed its 2018 revenue and Adjusted EBITDA guidance issued on February 26, 2018.

•	Intelsat updated capital expenditure guidance for 2018.

•	Intelsat reaffirmed cash tax guidance for 2018 and beyond.

Revenue: Intelsat forecasts full-year 2018 revenue to be in a range of $2.060 billion to $2.110 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full-year 2018 to be in a range of $1.560 billion to $1.605 billion.

Capital Expenditures: Intelsat today updates its capital expenditure expectation for 2018.

We expect the following capital expenditure ranges:

•	2018: $235 million to $255 million;

•	2019: $325 million to $400 million; and

•	2020: $300 million to $400 million.

The downward adjustment of our 2018 capital expenditure guidance, as compared to our previous guidance, reflects a delay in 2018 satellite manufacturing contract milestone achievements.

We are committed to our 2018 operating priority to incorporate new innovations in our fleet development program. The new initiatives are planned to allow us to achieve a lower cost-per-bit for our global fleet while also attaining lower overall capital intensity to support operations. Innovations will contribute to commercial flexibility and strong competitive positioning and include:

•	driving development of commercially-scaled software-definable satellites;

•	leveraging new manufacturing practices;

•	use of mission extension vehicles; and

•	increased use of reusable rocket launchers.

By the conclusion of the 2018-2020 period (the “Guidance Period”), the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 5 percent, reflecting the net activity of satellites entering and leaving service during the Guidance Period. Capital expenditure incurrence is subject to the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Our capital expenditure guidance includes capitalized interest, which is expected to average approximately $40 million annually over the Guidance Period.

Cash Taxes: We expect cash taxes in 2018 to be approximately $55 million to $65 million. In periods for the foreseeable future, we expect cash taxes to range from $30 million to $40 million annually.

--------------------------------

[1]

In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q3 2018 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Tuesday, October 30, 2018 to discuss the Company’s third quarter financial results for the period ended September 30, 2018. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 1382749.

Participants will have access to a replay of the conference call through November 6, 2018. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 1382749.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: statements regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our intention to maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final U.S. Federal Communications Commission ruling with respect to our C-band joint use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allows us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED STATEMENT OF OPERATIONS

($ in thousands)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018
Revenue	$538,759	$536,922
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	78,614	83,308
Selling, general and administrative	48,238	42,904
Depreciation and amortization	178,742	173,441

Total operating expenses	305,594	299,653

Income from operations	233,165	237,269
Interest expense, net	261,834	299,777
Loss on early extinguishment of debt	(4,565)	(204,056)
Other income, net	2,665	785

Loss before income taxes	(30,569)	(265,779)
Provision for (benefit from) income taxes	(1,153)	107,863

Net loss	(29,416)	(373,642)
Net income attributable to noncontrolling interest	(996)	(989)

Net loss attributable to Intelsat S.A.	$(30,412)	$(374,631)

Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.26)	$(2.74)
Diluted	$(0.26)	$(2.74)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO EBITDA

($ in thousands)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018
Net loss	$(29,416)	$(373,642)
Add (Subtract):
Interest expense, net	261,834	299,777
Loss on early extinguishment of debt	4,565	204,056
Provision for (benefit from) income taxes	(1,153)	107,863
Depreciation and amortization	178,742	173,441

EBITDA	414,572	411,495

Effect of ASC 606 adoption	—	(26,294)

EBITDA excluding ASC 606 adoption effect	414,572	385,201

EBITDA Margin	77%	77%
EBITDA Margin excluding ASC 606 adoption effect	77%	75%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018
Net loss	$(29,416)	$(373,642)
Add (Subtract):
Interest expense, net	261,834	299,777
Loss on early extinguishment of debt	4,565	204,056
Provision for (benefit from) income taxes	(1,153)	107,863
Depreciation and amortization	178,742	173,441

EBITDA	414,572	411,495

Add:
Compensation and benefits	4,494	1,766
Non-recurring and other non-cash items	1,385	3,060

Adjusted EBITDA	420,451	416,321

Effect of ASC 606 adoption	—	(26,294)

Adjusted EBITDA excluding ASC 606 adoption effect	420,451	390,027

Adjusted EBITDA Margin	78%	78%
Adjusted EBITDA Margin excluding ASC 606 adoption effect	78%	76%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2017	As of September 30, 2018
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$525,215	$660,800
Restricted cash	16,176	20,500
Receivables, net of allowances of $29,669 in 2017 and $28,681 in 2018	221,223	250,334
Contract assets	—	40,726
Prepaid expenses and other current assets	56,862	31,795

Total current assets	819,476	1,004,155
Satellites and other property and equipment, net	5,923,619	5,608,809
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	349,584	320,723
Contract assets, net of current portion	—	86,010
Other assets	443,830	421,099

Total assets	$12,610,036	$12,514,323

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$116,396	$96,321
Taxes payable	12,007	5,774
Employee related liabilities	29,328	31,236
Accrued interest payable	263,207	202,956
Current portion of long-term debt	96,572	—
Contract liabilities	—	152,284
Deferred satellite performance incentives	25,780	32,679
Deferred revenue	149,749	—
Other current liabilities	47,287	43,901

Total current liabilities	740,326	565,151
Long-term debt, net of current portion	14,112,086	14,270,498
Contract liabilities, net of current portion	—	1,135,391
Deferred satellite performance incentives, net of current portion	215,352	218,078
Deferred revenue, net of current portion	794,707	—
Deferred income taxes	48,434	94,766
Accrued retirement benefits	191,079	139,968
Other long-term liabilities	296,616	66,122
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,196	1,369
Paid-in capital	2,173,367	2,549,281
Accumulated deficit	(5,894,659)	(6,495,081)
Accumulated other comprehensive loss	(87,774)	(46,804)

Total Intelsat S.A. shareholders’ deficit	(3,807,870)	(3,991,235)
Noncontrolling interest	19,306	15,584

Total liabilities and shareholders’ deficit	$12,610,036	$12,514,323

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018
Cash flows from operating activities:
Net loss	$(29,416)	$(373,642)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	178,742	173,441
Provision for doubtful accounts	1,571	(2,481)
Foreign currency transaction (gain) loss	(2,062)	2,304
Loss on disposal of assets	2	2
Share-based compensation	4,494	1,765
Deferred income taxes	(8,055)	116,526
Amortization of discount, premium, issuance costs and related costs	12,292	13,527
Loss on early extinguishment of debt	4,565	204,056
Amortization of actuarial loss and prior service credits for retirement benefits	822	957
Unrealized gains on derivatives and investments	—	(5,556)
Other non-cash items	(332)	251
Changes in operating assets and liabilities:
Receivables	1,008	374
Prepaid expenses, contract and other assets	3,779	1,584
Accounts payable and accrued liabilities	(7,186)	(26,709)
Accrued interest payable	87,610	(60,423)
Deferred revenue and contract liabilities	(23,710)	(3,257)
Accrued retirement benefits	(2,944)	(3,505)
Other long-term liabilities	(8,236)	(3,100)

Net cash provided by operating activities	212,944	36,114

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(98,857)	(55,558)
Purchase of cost method investments	—	(6,500)
Capital contributions to unconsolidated affiliates	(7,160)	(16,454)
Proceeds from insurance settlements	26,804	—
Other proceeds from satellites	—	3,750

Net cash used in investing activities	(79,213)	(74,762)

Cash flows from financing activities:
Repayments of long-term debt	(1,500,000)	(3,157,891)
Proceeds from issuance of long-term debt	1,500,000	3,478,125
Debt issuance costs	(21,188)	(34,821)
Payment of premium on early extinguishment of debt	—	(19,648)
Principal payments on deferred satellite performance incentives	(23,319)	(5,122)
Other payments for satellites	(17,063)	—
Proceeds from exercise of employee stock options	121	712
Dividends paid to noncontrolling interest	(1,876)	(2,626)
Other financing activities	54	1

Net cash provided by (used in) financing activities	(63,271)	258,730

Effect of exchange rate changes on cash, cash equivalents and restricted cash	877	(1,734)

Net change in cash, cash equivalents and restricted cash	71,337	218,348

Cash, cash equivalents, and restricted cash beginning of period	526,898	462,952

Cash, cash equivalents, and restricted cash end of period	598,235	681,300

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$163,086	$324,785
Income taxes paid, net of refunds	11,409	13,673
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$(6,962)	$4,349
Capitalization of deferred satellite performance incentives	17,120	—

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018
Net cash provided by operating activities	$212,944	$36,114

Other proceeds from satellites from investing activities	—	3,750
Payments for satellites and other property and equipment (including capitalized interest)	(98,857)	(55,558)

Other payments for satellites from financing activities	(17,063)	—

Free cash flow from (used in) operations	$97,024	$(15,694)

Note:

Free cash flow from (used in) operations consists of net cash provided by (used in) operating activities, and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payments for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

SUPPLEMENTAL TABLE

REVENUE BY CUSTOMER SET AND SERVICE TYPE

($ in thousands)

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

			Three Months Ended September 30, 2018
	Three Months Ended September 30, 2017		Revenues Without the Adoption of ASC 606		ASC 606 Adjustments	Revenues After the Adoption of ASC 606		Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
Network Services	$211,497	39%	$198,924	39%	$59	$198,983	37%	$(12,514)	(6)%	$(12,573)	(6)%
Media	236,670	44	216,380	42	16,726	233,106	44	(3,564)	(2)	(20,290)	(9)
Government	84,556	16	90,135	18	8,240	98,375	18	13,819	16	5,579	7
Other	6,036	1	6,425	1	33	6,458	1	422	7	389	6

	$538,759	100%	$511,864	100%	$25,058	$536,922	100%	$(1,837)	0%	(26,895)	(5)%

By Service Type

			Three Months Ended September 30, 2018
	Three Months Ended September 30, 2017		Revenues Without the Adoption of ASC 606		ASC 606 Adjustments	Revenues After the Adoption of ASC 606		Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
On-Network Revenues
Transponder services	$383,316	71%	$368,179	72%	$23,748	$391,927	73%	$8,611	2%	$(15,137)	(4)%
Managed services	111,835	21	95,990	19	1,586	97,576	18	(14,259)	(13)	(15,845)	(14)
Channel	1,407	0	976	0	—	976	0	(431)	(31)	(431)	(31)

Total on-network revenues	496,558	92	465,145	91	25,334	490,479	91	(6,079)	(1)	(31,413)	(6)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	33,594	6	37,964	7	(309)	37,655	7	4,061	12	4,370	13
Satellite-related services	8,607	2	8,755	2	33	8,788	2	181	2	148	2

Total off-network and other revenues	42,201	8	46,719	9	(276)	46,443	9	4,242	10	4,518	11

Total	$538,759	100%	$511,864	100%	$25,058	$536,922	100%	$(1,837)	(0)%	$(26,895)	(5)%

Expected Range of 4Q2018 Quarterly Revenue Increase (Decrease) as

a Result of Adoption of ASC 606

	Three Months Ended December 31, 2018
	Range
	Low End	High End
Network Services	$(300)	$1,300
Media	16,600	16,800
Government	8,239	8,239
Satellite Services	0	33
Total ASC 606 Revenue Increase (net)	$24,539	$26,372